Kathleen Collins
Accounting Branch Chief
Securities and Exchange Commission
August 6, 2009
CERN Page 1
FOIA CONFIDENTIAL TREATMENT REQUESTED
August 6, 2009
Via Edgar and Facsimile
Kathleen Collins
Accounting Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Cerner Corporation
Form 10-K for the Fiscal Year Ended January 3, 2009
Filed on March 3, 2009
Form 10-Q for the Fiscal Quarter Ended April 4, 2009
Filed on May 8, 2009
File No. 000-15386
Dear Ms. Collins:
We are in receipt of the letter dated July 23, 2009 (the “Third Staff Letter”), whereby the Staff of the Securities and Exchange Commission (the “Commission”) responded to our letter dated July 14, 2009 and submitted additional comments with respect to certain disclosures contained in the Annual Report on Form 10-K for the year ended January 3, 2009, filed on March 3, 2009, and in the Form 10-Q for the Fiscal Quarter ended April 4, 2009, filed on May 8, 2009, of Cerner Corporation (the “Company”). On behalf of the Company, set forth below are the Company’s responses to the additional comments identified in your Third Staff Letter. For your convenience, we have repeated each of the comments set forth in the Third Staff Letter and followed each comment with the Company’s response.
Form 10-K for the Fiscal Year Ended January 3, 2009
Note 1. Summary of Significant Accounting Policies
(c) Revenue Recognition, page 50
1.	With regards to your response to prior comment 1, please explain further the following:
•	We note that the substantive change order in the British Telecommunications (“BT”) arrangement provides for a fixed price to be paid for telephonic support based on the estimated call volume, which was set as of the arrangement date. Tell us if the minimum call volume and, accordingly, the minimum fixed fee amount changes throughout the term of the arrangement.

Kathleen Collins
Accounting Branch Chief
Securities and Exchange Commission
August 6, 2009
CERN Page 2
Company’s Response:
The substantive BT change order set forth the telephonic support renewal provision. The fees and call volumes were defined in the original arrangement and were not modified in the substantive change order. As a clarification to our prior response #1 in our July 14, 2009 letter, all references to “minimum” as it relates to call volume should have read “maximum”. Therefore, the arrangement provides a fixed minimum fee that the customer is required to pay per month for Cerner to stand ready to respond to calls up to the specified maximum call volume. Any calls in excess of the maximum number of calls for the fixed minimum fee will result in incremental fees. The call volume and fixed price vary proportionally throughout the term of the arrangement. For example, the arrangement provides for lower volume, and therefore, lower fees, early in the arrangement (prior to the point when a material number of implementations are complete) and then again later in the arrangement (based on the assumption that there will be lower volumes as a result of system maturity and client familiarity with the system). The arrangement allows the Company to charge proportional additional fees if the maximum volume is exceeded during any of the periods.
•	We note that the fixed amounts charged for telephonic support are based on VSOE of your hourly professional service employees multiplied by the “estimate of hours required to provide the minimum call volumes contained in the arrangement.” Please explain further how you were able to reasonably estimate the number of employees and hours required to service the minimum call volumes. In this regard, describe and quantify the historical evidence reviewed under this arrangement that supports your conclusions. Also, explain further how you concluded that this historical evidence is representative of the future hours/employees required to service the minimum call volumes.
Company’s Response:
The Company believes it can reasonably estimate the number of employees and hours required to service the maximum call volumes for the minimum fee based on thirty years of experience providing telephonic support. The Company analyzed the historical number of incidences for existing clients, both in the United States and the United Kingdom, and average time to close logged incidences/calls. This data was then aligned with employee utilization averages resulting in the projected resources required to support the maximum incidences. Additionally, the Company also relied on prior experience obtained in the UK supporting customized software developed under the Fujitsu subcontract and for the country-wide patient scheduling system, a project which was fully implemented and had been supported for a period greater than two years prior to the execution of the BT arrangement. Based on this history, we have

Kathleen Collins
Accounting Branch Chief
Securities and Exchange Commission
August 6, 2009
CERN Page 3
experienced that it takes [***]1 hours, on average to resolve an incident and we expect our history to be reflective of what we will experience in the future with some expectation for efficiencies over time to resolve an incident under the BT arrangement. The following illustrates how this methodology is applied to determine whether the fixed pricing in the arrangement is representative of VSOE of the telephonic support. As an example, the maximum number of incidents for a particular month is [***] incidents. Thus, we calculate the VSOE of telephonic support for that month as follows:

Number of Incidents for the Month	[***]
Estimated Hours to Resolve Each Incident	[***]

Estimated Hours Expected for the Month	[***]
Average VSOE Rate for Services	£[***]
Required Monthly Fees	£[***]
The actual monthly minimum billings for the month are £[***]. We believe the estimated hours and VSOE rates support that the fixed pricing in the arrangement is materially representative of VSOE of the maximum call volume we are obligated to provide for the month and this calculation is representative of all of the months throughout the term of the agreement. In our most recent history with the BT arrangement we have begun to recognize the efficiencies mentioned above. Our most current data indicates that BT incidents are being solved in approximately [***] hours.
As an additional reference point, we have considered whether recognizing the minimum amounts for telephonic support revenue based on VSOE in the period earned could result in the acceleration of revenue under the arrangement since the telephonic services are being provided concurrently with the SOP 81-1 service elements. Since the telephonic support services are purely services (no upgrades or enhancements to the software), an alternative view considered was that the telephonic support services could be combined with the other SOP 81-1 elements and recognized on a percentage of completion basis. Under this alternative view, we note the following:
•	Total telephonic support fee revenue recognized as a percent of total telephonic support fees is within .5% of the percent complete for the SOP 81-1 elements.

•	The addition of the actual to date and expected total telephonic support hours and the related consideration to the total percentage-of-completion element calculation would result in approximately £[***] less total revenue recognized through June 2009, which is insignificant.

[1]	Certain confidential portions of this letter were omitted by means of redacting certain numbers/numerical values deemed confidential. The symbols “[***]” have been inserted in place of the numbers so omitted. A copy of the letter containing the redacted portions in this response has been filed separately with the Commission subject to a request for confidential treatment pursuant to 17 C.F.R. § 200.83 of the Commission’s Rules on Information Requests.

Kathleen Collins
Accounting Branch Chief
Securities and Exchange Commission
August 6, 2009
CERN Page 4
As this demonstrates, the recognition of the fixed telephonic support fees in the period earned based on VSOE does not materially accelerate revenue under the arrangement. Thus, we believe that the recognition of revenue for the telephonic support fees is appropriate.
•	You indicate that the Company established VSOE for the hourly rates of your professional services employees. In your response letter dated June 5, 2009 (comment 2), you indicated that due to the complexity of the software, the telephone support services provided in the BT arrangement require more sophisticated support personnel than your traditional support services. Please tell us how you considered the level of support in determining the rates used to establish the fair value of your telephonic support services in this arrangement. In this regard, tell us what rate you used and how it compares to your traditional support services.
Company’s Response:
We considered the technical skills necessary to provide telephonic support in this arrangement and determined that the skills are most similar to the skills used in our implementation services as those resources have more technical knowledge which exceed the skill set used in our traditional telephonic support services. For example, due to the privacy requirements in the UK, the Company is required to minimize offshore access to patient information and as a result the employees providing support need to be able to solve problems with minimal assistance from our engineering organization and, therefore, are more highly trained and skilled to be self sufficient. Traditional telephonic support employees in the United States do not typically possess similar skills. Therefore, we used rates for separate stand alone sales of implementation services for similar roles to determine the VSOE rates.
Therefore, we believe we can support an approach consistent with paragraph 10 of SOP 97-2 demonstrating the fair value of these services by the VSOE hourly rates we charge for technical implementation resources. The Company used rates ranging from £[***] and £[***], per hour based on role which correlates to skills of employees in similar roles for traditional implementation services which are sold separately. The Company’s traditional support services include unspecified upgrade rights and therefore prevent a direct comparison to an hourly rate for the traditional support services.
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Kathleen Collins
Accounting Branch Chief
Securities and Exchange Commission
August 6, 2009
CERN Page 5
     If you have any questions concerning this letter or if you would like any additional information, we would welcome the opportunity to discuss any remaining concerns in an effort to expedite your review. You can call me at (816) 201-1989.

Sincerely,
/s/ Marc G. Naughton
Marc G. Naughton, Senior Vice President
and Chief Financial Officer